UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 001-31429

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valmont Industries, Inc.

15000 Valmont Plaza

Omaha, Nebraska 68154

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Valmont Employee Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Valmont Employee Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 19, 2026

We have served as the auditor of the Plan since 1996.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2025	2024
Assets:
Investments, at fair value:
Stable value fund	$21,740,195	$22,376,223
Mutual funds	163,411,585	139,845,497
Common collective trusts	528,035,568	457,433,164
Valmont Industries, Inc. common stock	38,295,874	32,154,865
Total investments, at fair value	751,483,222	651,809,749

Receivables:
Notes receivable from participants	14,925,876	13,681,901
Due from broker for securities sold	4,856	3,947
Total receivables	14,930,732	13,685,848

Liabilities:
Excess contributions payable	—	2,054

Net assets available for benefits	$766,413,954	$665,493,543

See accompanying Notes to the Financial Statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended
	December 31,	December 31,
	2025	2024
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$111,434,824	$80,886,724
Interest and dividends on investments	7,412,494	2,639,142
Net investment income	118,847,318	83,525,866

Interest income on notes receivable from participants	1,158,831	995,951

Contributions:
Employer	20,217,903	18,766,164
Participant	39,571,597	37,661,593
Rollover	3,994,448	2,377,124
Total contributions	63,783,948	58,804,881

Deductions from net assets attributed to:
Benefits paid to participants	82,046,683	84,389,636
Administrative expenses	823,003	823,846
Total deductions	82,869,686	85,213,482

Change in net assets available for benefits	100,920,411	58,113,216

Net assets available for benefits:
Beginning of year	665,493,543	607,380,327
End of year	$766,413,954	$665,493,543

See accompanying Notes to the Financial Statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

The following description of the Valmont Industries, Inc. (the “Company” or “Plan Sponsor”) Valmont Employee Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a complete description of its provisions.

General

The Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986, as amended, and covers regular employees, as defined in the Plan document, beginning on the first day of the month following their date of hire. The Human Resources Committee of the Company’s Board of Directors oversees the Plan’s operation and administration. Fidelity Investments (“Fidelity”) serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute to the Plan on a pre-tax or Roth basis, up to 75% of their annual eligible compensation (as defined by the Plan), subject to IRC limitations. Employees who do not make an affirmative deferral election are automatically enrolled with a pre-tax deferral of 6% of their eligible compensation. Participants may modify their contributions at any time to select a different deferral amount or opt out of the Plan. Additionally, participants may make rollover contributions from previous employers’ qualified plans or Individual Retirement Accounts (“IRAs”).

The Company matches 75% of the first 6% of eligible compensation that a participant contributes to the Plan unless the participant is covered by a collective bargaining agreement, in which case the agreement’s terms apply.

Participant Accounts

Each participant’s account is credited with their contributions and any associated Company contributions. The account also reflects allocations of Plan earnings or losses based on the participant’s investment elections and is subject to certain administrative expenses. Allocations of earnings and losses are based on participant account balances, as defined in the Plan. The benefit a participant is eligible to receive is determined by the value of their vested account balance.

Investments

Upon enrollment in the Plan, participants may allocate employee and employer contributions in 1% increments across various investment options. The Plan currently offers common collective trusts (including a stable value fund), mutual funds, and Valmont Industries, Inc. common stock. Participants may change their investment allocations daily, subject to individual fund restrictions and the Company’s Insider Trading Policy. Participants may not elect more than 25% of their contributions to be invested in the Valmont Stock Fund and no transfer of funds may be made from another fund into the Valmont Stock Fund to the extent such transfer would result in the participant’s interest in the Valmont Stock Fund exceeding 25% of the participant’s combined account.

Vesting

Participants’ contributions and related investment earnings are immediately vested. Vesting in the Company’s matching contributions and related earnings occurs at a rate of 25% per year of service, with full vesting after four years.

Notes Receivable from Participants

The Plan allows participants to borrow a minimum of $1,000, with a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear a reasonable interest rate, determined by the Plan Administrator, and remain fixed throughout the loan’s duration. Participants may only have one outstanding loan at a time. All loans must be repaid in at least quarterly installments over no more than five years. Loan origination transactions are treated as transfers between the investment funds and participants’ loan balances.

Benefit Payments

Upon termination of employment with the Company (including due to death, disability, or retirement), participants may receive distributions as a lump sum or periodic installments. Participants may also take hardship withdrawals under certain financial hardship conditions, subject to Internal Revenue Service (“IRS”) guidelines. After a hardship withdrawal, participants remain eligible to contribute to the Plan without delay.

Forfeitures

When a participant terminates employment or otherwise ceases participation in the Plan under certain conditions, the nonvested portion of their account, as defined by the Plan, is forfeited. As of December 31, 2025 and 2024, forfeited nonvested account balances totaled $157,674 and $160,864, respectively. These forfeitures are used to reduce future employer contributions. During the years ended December 31, 2025 and 2024, employer contributions were reduced by $1,119,051 and $1,541,774, respectively, due to forfeited nonvested accounts.

Subsequent Events

Subsequent events were evaluated through June 19, 2026, the date on which the financial statements were available to be issued. No events occurred that require additional disclosure or adjustments to the Plan’s financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as well as the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities, which are subject to risks such as interest rate, market, and credit risks. Due to the inherent risks associated with certain investment securities, it is at least reasonably possible that changes in their values could occur in the near term and materially impact the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. The fair value of a financial instrument represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. Common collective trusts are valued based on their proportionate share of gains, losses, and income from the underlying pooled assets, which primarily consist of open-end mutual funds. The Company’s common stock is valued at its quoted market price. Realized gains and losses on sales of investments, as well as unrealized appreciation and depreciation, are based on market values at the beginning of the year or, if acquired during the year, at cost.

The stable value fund is a bank common collective trust fund that invests in fully benefit-responsive investment contracts. It is valued at the fair market value of its underlying investments and reported at fair value in the Statement of Net Assets Available for Benefits, using net asset value as a practical expedient (further discussed in Note 3). The fund requires a 12-month written notice period for withdrawals initiated by the Plan Sponsor.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold, as well as those held during the year.

Management fees and operating expenses for mutual funds and common collective trust funds are deducted from investment income daily and are not separately disclosed. Accordingly, these fees and expenses reduce reported investment returns.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefits paid to participants in accordance with Plan terms.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Plan Sponsor, as specified in the Plan document.

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2025 and 2024, no participants had elected to withdraw from the Plan but had not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of IRC limits. As of December 31, 2025 and 2024, there were excess contributions due to participants of $0 and $2,054, respectively.

(3) FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, provides the framework for measuring fair value. This framework establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

Common Stock: Valued at the closing price reported in the active market where the securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. The mutual funds held by the Plan are open-end mutual funds registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value and transact at that price, making them actively traded.

Stable Value Fund: Composed primarily of fully benefit-responsive investment contracts and reported at fair value using net asset value (“NAV”) as a practical expedient. The stable value fund calculates NAV per share in accordance with the measurement principles in FASB ASC 946, Financial Services—Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit-responsive investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value, as it is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions may occur daily, with no redemption notice period for individual participant commitments, redemption restrictions, or notice period requirements. If the Plan initiates a full redemption of the fund, the issuer reserves the right to require 12 months’ notice to ensure orderly securities liquidation.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year-end, based on the quoted market prices of the underlying pooled assets, which primarily consist of open-end mutual funds registered with the SEC. NAV is used as a practical expedient for estimating the fair value of common collective trusts. Participant transactions may occur daily, with no redemption notice period for individual participant commitments, redemption restrictions, or notice period requirements.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Investments in the fair value hierarchy:
Mutual funds	$163,411,585	$—	$—	$163,411,585
Valmont Industries, Inc. common stock	38,295,874	—	—	38,295,874
Total investments in the fair value hierarchy	$201,707,459	$—	$—	$201,707,459

Investments at net asset value:
Stable value fund				21,740,195
Common collective trusts				528,035,568
Total investments at net asset value				549,775,763

Total investments, at fair value				$751,483,222

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Investments in the fair value hierarchy:
Mutual funds	$139,845,497	$—	$—	$139,845,497
Valmont Industries, Inc. common stock	32,154,865	—	—	32,154,865
Total investments in the fair value hierarchy	$172,000,362	$—	$—	$172,000,362

Investments at net asset value:
Stable value fund				22,376,223
Common collective trusts				457,433,164
Total investments at net asset value				479,809,387

Total investments, at fair value				$651,809,749

(4) PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds managed by Fidelity, the Plan’s trustee. As a result, these transactions qualify as party-in-interest transactions. Fees paid by Plan participants to Fidelity for investment management and other transaction-related services totaled $823,003 and $823,846 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Plan held 95,188 and 104,852 shares, respectively, of the Company’s common stock, with a cost basis of $10,406,133 and $10,699,557, respectively. During the years ended December 31, 2025 and 2024, the Plan recorded dividend income from the Company totaling $267,388 and $268,348, respectively.

(5) PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, all participants would become 100% vested in the Company’s contributions to their accounts.

(6) FEDERAL INCOME TAX STATUS

The IRS determined, in a letter dated June 30, 2020, that the Plan and related trust were designed in accordance with the applicable sections of the IRC. The Company and Plan management believe the Plan remains compliant with IRC requirements in both design and operation. Accordingly, the Plan and related trust continue to be tax-exempt, and no provision for income taxes has been included in the Plan’s financial statements.

Under U.S. GAAP, Plan management must evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if an uncertain tax position is determined to be more likely than not unsustainable upon IRS examination. After analyzing the Plan’s tax positions, the Plan Administrator concluded that as of December 31, 2025 and 2024, no uncertain positions were taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, no audits are currently in progress for any tax periods. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2021.

******

SUPPLEMENTAL SCHEDULE

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2025

Employer Identification Number: 47-0351813

Plan Number: 003

		(c) Description of investment
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,		(e) Current
(a)	lessor, or similar party	par, or maturity value	(d) Cost	value

	DFA Emerging Markets Core Equity 2 Portfolio Institutional Class	Mutual fund	**	$6,795,990
	JPMorgan Mid Cap Value Fund Class L	Mutual fund	**	4,758,629
	T. Rowe Price Overseas Stock Fund I Class	Mutual fund	**	12,121,899
	Vanguard Inflation Protected Securities Fund Admiral Shares	Mutual fund	**	3,088,779
	Vanguard Mid-Cap Growth Index Fund Admiral Shares	Mutual fund	**	13,714,532
*	Fidelity 500 Index Fund	Mutual fund	**	56,749,585
*	Fidelity Global ex U.S. Index Fund	Mutual fund	**	10,216,355
*	Fidelity Contrafund K6	Mutual fund	**	51,090,208
*	Fidelity Small Cap Value Fund	Mutual fund	**	4,875,608
	Total mutual funds			163,411,585

	Galliard Stable Return Fund Q	Common collective trust	**	21,740,195
	Eagle Mid Cap Growth CIT Founders Class	Common collective trust	**	9,240,109
	Prudential Core Plus Bond Fund Class 15	Common collective trust	**	17,778,820
	Putnam Large Cap Value Trust Class IA	Common collective trust	**	14,916,744
	Vanguard Target Retirement Income Trust II	Common collective trust	**	10,156,340
	Vanguard Target Retirement 2020 Trust II	Common collective trust	**	18,218,347
	Vanguard Target Retirement 2025 Trust II	Common collective trust	**	44,890,612
	Vanguard Target Retirement 2030 Trust II	Common collective trust	**	77,221,463
	Vanguard Target Retirement 2035 Trust II	Common collective trust	**	76,894,240
	Vanguard Target Retirement 2040 Trust II	Common collective trust	**	70,147,005
	Vanguard Target Retirement 2045 Trust II	Common collective trust	**	62,995,092
	Vanguard Target Retirement 2050 Trust II	Common collective trust	**	48,927,668
	Vanguard Target Retirement 2055 Trust II	Common collective trust	**	32,240,518
	Vanguard Target Retirement 2060 Trust II	Common collective trust	**	25,406,343
	Vanguard Target Retirement 2065 Trust II	Common collective trust	**	6,929,374
	Vanguard Target Retirement 2070 Trust II	Common collective trust	**	3,194,137
	Voya Small Cap Growth Trust Fund Class 22	Common collective trust	**	8,878,756
	Total common collective trusts			549,775,763

*	Valmont Industries, Inc. common stock	Common stock	**	38,295,874

*	Notes receivable from participants	Participant loans - rates ranging from 4.25% to 9.50% and maturities through January 2031	**	14,925,876

				$766,409,098

* Represents a party-in-interest to the Plan

** Cost information is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

/s/ JENNIFER PAISLEY
Jennifer Paisley
Chief People Officer

Dated this 19th day of June, 2026

INDEX TO EXHIBITS

Exhibit No.	Description
23.1*	Consent of Deloitte & Touche LLP

* Filed herewith